               CONESVILLE COAL PREPARATION COMPANY
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23463
          BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1999



                             CONTENTS

                                                                          Page

Statements of Income                                                         1

Balance Sheets                                                               2

Statements of Quantities of Coal Processed and
  Customer Billings for Coal Washing Services                                3

Statements of Cost of Operation                                              4

Price Per Ton of Coal Deliveries                                             5

                    CONESVILLE COAL PREPARATION COMPANY
                            STATEMENTS OF INCOME
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1999
                                (UNAUDITED)
                                                                             Three
                                                                             Months
                                               Month Ended                   Ended
                                   April 30,      May 31,      June 30,     June 30,
                                     1999          1999          1999         1999
                                                   (in thousands)
OPERATING REVENUES -
  Services to Parent . . . . . . .   $835          $591         $1,021      $2,447

COST OF OPERATION. . . . . . . . .    821           576          1,006       2,403

OPERATING INCOME . . . . . . . . .     14            15             15          44

NONOPERATING INCOME. . . . . . . .      1            -            -              1

INCOME BEFORE FEDERAL INCOME TAXES     15            15             15          45

FEDERAL INCOME TAXES . . . . . . .      9             9              9          27

NET INCOME . . . . . . . . . . . .   $  6          $  6         $    6      $   18

The common stock of the Company is wholly owned by Columbus Southern Power Company.

                    CONESVILLE COAL PREPARATION COMPANY
                               BALANCE SHEETS
             BY MONTH-END, FOR THE QUARTER ENDED JUNE 30, 1999
                                (UNAUDITED)
                                                April 30,      May 31,      June 30,
                                                  1999          1999          1999
                                                           (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . .  $  841        $1,599        $1,599
  Accumulated Amortization. . . . . . . . . . .     582           310           350
         NET MINING PLANT . . . . . . . . . . .     259         1,289         1,249

OTHER PROPERTY AND INVESTMENTS. . . . . . . . .     782           775           851

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . .      50            23            36
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . .       4             4             4
    Affiliated Companies. . . . . . . . . . . .     337           556         1,058
  Materials and Supplies. . . . . . . . . . . .     823           814           810
  Other . . . . . . . . . . . . . . . . . . . .       4             2             1
         TOTAL CURRENT ASSETS . . . . . . . . .   1,218         1,399         1,909

DEFERRED INCOME TAXES . . . . . . . . . . . . .     724           735           741
REGULATORY ASSETS . . . . . . . . . . . . . . .     269           266           262
DEFERRED CHARGES. . . . . . . . . . . . . . . .   1,577           736           589

           TOTAL. . . . . . . . . . . . . . . .  $4,829        $5,200        $5,601

CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . .  $  100        $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . .     400           400           400
  Retained Earnings . . . . . . . . . . . . . .     913           919           925
         TOTAL SHAREHOLDER'S EQUITY . . . . . .   1,413         1,419         1,425

OTHER NONCURRENT LIABILITIES. . . . . . . . . .   1,446         1,463         1,477

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . .     233           314           271
    Affiliated Companies. . . . . . . . . . . .     289           336           464
  Accrued Rentals . . . . . . . . . . . . . . .     315           604           916
  Other . . . . . . . . . . . . . . . . . . . .     414           453           449
         TOTAL CURRENT LIABILITIES. . . . . . .   1,251         1,707         2,100

DEFERRED GAIN ON SALE OF PLANT. . . . . . . . .     631           611           592

REGULATORY LIABILITIES. . . . . . . . . . . . .      88          -                7

           TOTAL. . . . . . . . . . . . . . . .  $4,829        $5,200        $5,601

                    CONESVILLE COAL PREPARATION COMPANY
               STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                CUSTOMER BILLINGS FOR COAL WASHING SERVICES
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1999


Services Rendered to
Columbus Southern               Raw                  Clean
Power Company's                 Coal                 Coal
Conesville Plant*               Input     Rejects    Output    Unit Price    Amount
  (Month/Year)                  (tons)     (tons)    (tons)     (per ton)     (000)
April 1999. . . . . . . . . .  195,499     25,696    169,803      $4.92        $835

May 1999. . . . . . . . . . .  137,753     17,050    120,703      $4.90        $591

June 1999 . . . . . . . . . .  241,693     30,268    211,425      $4.83      $1,021


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company
   and Columbus Southern  Power Company, the parent of Conesville  Coal Preparation
   Company.

                    CONESVILLE COAL PREPARATION COMPANY
                      STATEMENTS OF COST OF OPERATION
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1999
                                                                              Three
                                                                              Months
                                               April       May      June      Ended
                                                1999      1999      1999     6/30/99
                                                          (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . . .  $ 91       $ 79     $   90    $  260
Benefits-UMW* . . . . . . . . . . . . . . . .    67         68         75       210
Office Salaries and Benefits. . . . . . . . .    86         81         85       252
Operating Materials . . . . . . . . . . . . .    36         34         90       160
Maintenance - Materials and Services. . . . .    60        184         65       309
Electricity . . . . . . . . . . . . . . . . .    51         39         53       143
Other Billed Services . . . . . . . . . . . .    60         12         14        86
Rent. . . . . . . . . . . . . . . . . . . . .   320        318        317       955
Amortization of Deferred Gain on
  Sale of Plant . . . . . . . . . . . . . . .   (20)       (20)       (19)      (59)
Depreciation. . . . . . . . . . . . . . . . .     3          3         36        42
Cleaning Cost Normalization** . . . . . . . .    53       (283)       149       (81)
Other . . . . . . . . . . . . . . . . . . . .    14         61         51       126

          Total . . . . . . . . . . . . . . .  $821       $576     $1,006    $2,403


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year.  The amount of cleaning cost normalization is established  on an  "overall"  company  basis  (i.e.,  not  itemized)  and  is eliminated by year-end.

                      COLUMBUS SOUTHERN POWER COMPANY
                      PRICE PER TON OF COAL DELIVERIES
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1999


                                                        April        May       June
                                                         1999       1999       1999
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . . . . $33.68 *   $32.93 *   $32.48 *


Notes: (a) Coal cleaned  by  Conesville  Coal  Preparation  Plant  and  delivered to
           Columbus Southern  Power's Conesville Generating Plant.  These deliveries of  clean  coal  will  normally  consist of  coal cleaned from  beginning inventory as well as current month deliveries.




* Average price per ton.